July 18, 2007

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Christopher B. Horn
Direct Tel (212) 506-2390
Direct Fax (212) 849-5890

cbhorn@mayerbrownrowe.com

VIA OVERNIGHT DELIVERY

Mr. John Stickel, Attorney Advisor
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3561
Washington, D.C. 20549

Re: SunTrust Auto Receivables, LLC Registration Statement on Form S-3 Filed on June 5, 2007 SEC File No. 333-143513

Dear Mr. Stickel:

On behalf of SunTrust Auto Receivables, LLC (the “Registrant”) and in response to the letter dated July 2, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission to the Registrant (the “Comment Letter”) providing comments on the above-captioned Registration Statement (the “Registration Statement”), the Registrant has submitted, electronically via EDGAR, Amendment No. 1 to the Registrant Statement. In addition, for your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1 to the Registration Statement, which have been marked to show the changes from the Registration Statement as filed on June 5, 2007.

The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the Staff’s comments, which are re-typed below. Unless otherwise noted, the use of “we,” “our,” “us” and similar terms refers to the Registrant.

Registration Statement on Form S-3

Comment #1:

Please confirm that all material terms to be include in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:	We confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP
John Stickel
July 18, 2007
Page 2

Comment #2:	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:	We confirm that we will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.

Comment #3:

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. Accordingly, please also remove the 9th bullet on page 13 of the base prospectus, indicating that the property of an issuing entity may include “any other property specified in the applicable prospectus supplement.”

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. We have removed the bullet point identified in Comment #3.

Comment #4:

When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB.

Response:

We have not previously filed a form sale and servicing agreement. A form sale and servicing agreement is attached as an exhibit to Amendment No. 1 to the Registration Statement. Such exhibit contains provisions intended to reflect the requirements of Regulation AB.

Mayer, Brown, Rowe & Maw LLP
John Stickel
July 18, 2007
Page 3

Comment #5:	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response:	We have revised the prospectus supplement to include a separately-captioned section to provide the disclosures referred to in Item 1119 of Regulation AB.

Prospectus Supplement

Comment #6:

We note from pages 20 and 25 of the base prospectus that you contemplate using both prefunding and revolving periods. Please provide bracketed language in the summary section of the prospectus supplement illustrating the form of disclosure you would provide for both of these features, if applicable. Refer to Item 1103(a)(5) of Regulation AB.

Response:

We have added bracketed language in the summary section of the prospectus supplement to illustrate the form of disclosure that we would provide under Item 1103(a)(5) for prefunding and revolving periods.

Comment #7:	If applicable, please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Response:

We have added language in the summary section of the prospectus supplement to summarize the circumstances under which pool assets may be added or removed. We do not contemplate any circumstances under which pool assets may be substituted.

Comment #8:

We note your disclosure here and at the beginning of the base prospectus that if the information in the prospectus varies from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Mayer, Brown, Rowe & Maw LLP
John Stickel
July 18, 2007
Page 4

Response:	We have revised the prospectus supplement and the base prospectus accordingly.

Comment #9:	We suggest explicitly incorporating Appendix A into the text to remove any misunderstanding that it is not part of the prospectus supplement.

Response:	We have revised the prospectus supplement accordingly.

Base Prospectus

Comment #10:

Please disclose, in an appropriate part of the prospectus supplement, the amount of proceeds to be deposited in the prefunding account or include bracketed language to show that the disclosure required by Item 1111(g)(2) will be provided.

Response:

We have revised the prospectus supplement to include bracketed language to show that the disclosure required by Item 1111(g)(2) of Regulation AB will be provided for any transaction in which a prefunding account is utilized.

Comment #11:

Please disclose, in an appropriate part of the prospectus supplement, the percentage of the asset pool and any class or series of asset-backed securities represented by the prefunding account or include bracketed language to show that the disclosure required by Item 1111(g)(4) will be provided. Provide this disclosure for the revolving account reference on page 26 also.

Response:

We have revised the prospectus supplement to include bracketed language to show that the disclosure required by Item 1111(g)(4) of Regulation AB will be provided for any transaction in which a prefunding account or revolving account is utilized.

Comment #12:

If applicable, please disclose here any limitations on the ability to add pool assets. Refer to Item 1111(g)(6) of Regulation AB. Provide this disclosure for the revolving period referenced on page 26 also.

Mayer, Brown, Rowe & Maw LLP
John Stickel
July 18, 2007
Page 5

Response:

We have revised the prospectus supplement to include bracketed language to show that the disclosure required by Item 1111(g)(6) of Regulation AB will be provided in any transaction in which a prefunding period or revolving period is utilized.

Comment #13:

We note from your disclosure on page 21 that the initial receivables and the subsequent receivables may be originated using different credit criteria. Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding period, including any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

Response:

We have revised the prospectus supplement to include bracketed language to show that the disclosure required by Item 1111(g)(7) of Regulation AB will be provided in any transaction in which a prefunding period is utilized.

Comment #14:

Please remove the statement that the “summary does not purport to be complete” and it “qualified in its entirety” as it should be a complete summary containing all information material to investors as regards the securities.

Response:	We have removed such statement.

Comment #15:

Please disclose, in an appropriate part of the prospectus supplement, the maximum amount of additional assets that may be acquired during the revolving period or include bracketed language to show that the disclosure required by Item 1111(g)(2) will be provided.

Response:

We assume that your reference to Item 1111(g)(2) in Comment #15 was intended to be a reference to Item 1111(g)(3). Accordingly, we have revised the prospectus supplement to include bracketed language to show that the disclosure required by Item 1111(g)(3) of Regulation AB will be provided in any transaction in which a revolving period is utilized.

Mayer, Brown, Rowe & Maw LLP
John Stickel
July 18, 2007
Page 6

Comment #16:

Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the revolving period, including any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

Response:

We have revised the prospectus supplement to include bracketed language to show that the disclosure required by Item 1111(g)(7) of Regulation AB will be provided in any transaction in which a revolving period is utilized.

Comment #17:

We note that the notes and certificates may have a variable interest rate. Please confirm to us that in no eventuality will the receivables have an index which is not an index of interest rates of debt, e.g. a commodities or stock index.

Response:	We confirm that the receivables will not have an index which is not an index of interest rates of debt.

Part II

Comment #18:	Please provide the signature for the Controller or Principal Accounting Officer.

Response:	We have revised the signature page in Part II to include the signature of the Principal Accounting Officer of the Registrant.

***

Mayer, Brown, Rowe & Maw LLP
John Stickel
July 18, 2007
Page 7

Should you have any questions about this letter, please do not hesitate to contact Woodruff A. Polk of SunTrust Bank at (404) 813-7094 or me at (212) 506-2390.

Respectfully submitted,
/s/ Christopher B. Horn
Christopher B. Horn
cc:	Woodruff A. Polk, Esq. (SunTrust Bank)

John R. Jay (SunTrust Bank)